January 17, 2014

VIA FACSIMILE (703-813-6984)

Stacie D. Gorman, Attorney-Advisor
Beth Frohlichstein, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Allegiancy, LLC (the "Issuer")
Offering Statement on Form 1-A
File No. 024-10354

Dear Ms. Gorman and Ms. Frohlichstein:

The Issuer hereby requests qualification of its Offering Statement on Form 1-A (File No. 024-10354), as of 4:00 p.m., Eastern Time, on January 22, 2014, or as soon as practicable thereafter. By separate letter, the managing underwriter of the issuance of the securities being qualified has joined in this request for qualification.

In connection with this request, the Issuer acknowledges that:

(1) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the offering statement qualified, it does not foreclose the Commission from taking any action with respect to the offering statement;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the offering statement qualified, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the offering statement; and

(3) the Issuer may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALLEGIANCY, LLC

By: Stevens M Sadler
Stevens M. Sadler, Manager

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